Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 18, 2015	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold Acquires Process Plant and Infrastructure for Ana Paula Project
and Announces C$6 million Investment by Goldcorp

Vancouver, BC - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins Gold” or the “Company”) is pleased to announce that it has entered into an agreement with a Mexican subsidiary of Goldcorp Inc. (“Goldcorp”) to acquire the complete process plant and select auxiliary equipment (“Plant”) used in the operation of Goldcorp’s El Sauzal Mine in Chihuahua, Mexico (“the Plant Acquisition”). The El Sauzal Mine was operational until December 2014 when it began its closure.

Timmins Gold’s CEO Bruce Bragagnolo states “The purchase of the El Sauzal Plant is projected to save in the range of US$40-60 million in initial capital expenditure when Timmins Gold constructs Ana Paula, not only in terms of equipment and infrastructure direct costs, but also indirect costs and EPCM costs. In addition, it will derisk the project by reducing the risk of both equipment capex overruns and delays in scheduling equipment deliveries. The El Sauzal flowsheet is very similar to the base case flowsheet outlined in the Ana Paula PEA and will require essentially all of the items we have acquired. Some additional items such as a gravity circuit may be required based on the results of ongoing metallurgical studies.”

The Plant will be acquired by Timmins Gold for future use at its recently acquired Ana Paula project in Guerrero, Mexico. A preliminary economic assessment (“PEA”) completed in 2014 indicates that Ana Paula represents a robust, high-margin, rapid pay-back, 8-year life open pit mining opportunity which once in operation is projected to generate a pre-tax NPV5% of US$332 million and a pre-tax IRR of 41% at a gold price of US$1,200 per ounce. It is anticipated that the capital savings realized by the Plant Acquisition will significantly improve the economics of the project and reduce the remaining pre-production capital required for Ana Paula to approximately US$100 million.

The total purchase price to be paid by Timmins Gold to Goldcorp for the Plant is C$8.0 million to be paid as follows:

a.	C$1.0 million in cash payable to Goldcorp immediately;

b.	C$3.0 million by the issuance of 10 million common shares in the capital of Timmins Gold at a price of C$0.30 per share.

c.	C$4.0 million in cash payable to Goldcorp one year from today’s date.

The closing of the Plant Acquisition is subject to, among other things, the completion of a C$6.0 million investment by Goldcorp in Timmins Gold by way of a non-brokered private placement of 20 million units of Timmins Gold (the "Private Placement") at a price of C$0.30 per unit. Each unit will consist of one share and one half of a Warrant, each whole Warrant being exercisable for a term of 24 months into a common share of Timmins Gold at a price of C$0.35 per share. The Warrants are subject to an accelerated exercise period of 10 days if the Company's closing share price meets or exceeds $0.60 per share for 20 consecutive trading days.

As a result of the Plant Acquisition and Private Placement, Goldcorp will hold approximately 9.9% of Timmins Gold’s issued and outstanding common shares on an undiluted basis. The closing of the Private Placement is expected to occur on or about September 30, 2015 and is subject to all necessary regulatory approvals, including approval of the TSX. All securities issuable pursuant to the Plant Acquisition and Private Placement will be subject to a statutory four-month hold period. The use of proceeds of the Private Placement will be to pay for the cost of the removal of the plant from the site.

Process Plant & Infrastructure Acquisition

The El Sauzal process plant is a nominal 6,000 tonne per day milling and processing facility with a cyanide circuit and a carbon-in-pulp circuit (CIP). The key items acquired by Timmins are:

•

Crushing, grinding and cyclone circuit (including 300 hp jaw crusher, 6 x 21 ft apron feeder, grizzlies, conveyors, ore feeders, 24 x 9 ft 3000 hp SAG mill, 15.5 x 21 ft 3000 hp ball mill, grinding thickener, cyclones);

•	Leaching and thickening circuit (including pumps, leach tanks and agitators, complete CIP system, pulp circuit);

•	Reagents storage and mixing circuit;

•	Carbon adsorption and stripping circuit, and complete refinery;

•	Dry-stack tailings circuit (including tailings thickening, filtering and conveyors);

•	Cyanide destruction (DETOX) circuit;

•

Mine site infrastructure (including all office buildings, warehouses, maintenance shops, complete camp facilities, full on-site laboratory, main substation and four electrical control rooms, standby generators, multiple water storage tanks);

•	Significant inventory of mechanical / electrical spares (including spare motors for each mill, extra filter press).

A more comprehensive list outlining the equipment and infrastructure items acquired by Timmins Gold is shown in Schedule A.

Based on extensive due diligence, including reviews by engineering firms and contractors, the capital savings realized by this acquisition compared to purchasing new equipment and facilities is in the range of US$40-60 million. Timmins Gold estimates the remaining pre-production capital required for Ana Paula to be approximately US$100 million. This estimate will continue to be refined as the Company works towards completing its feasibility study over the next year. Timmins Gold plans to immediately begin the dismantling of the plant and its transport to a storage/staging facility. Based on detailed inspection reviews by Timmins Gold and external consultants, the equipment appears in good condition.

Schedule A - Major items acquired by Timmins Gold

−	Primary crusher, bin, stock pile conveyor;

−	Crushed ore recovery and SAG mill feed conveyor;

−	Grinding and cyclone circuit;

−	Leaching and thickening circuit;

−	Reagents storage and mixing circuit (Cu2SO4, H2SO4, Na2S2O5)

−	Carbon adsorption and stripping circuit, complete refinery (incl. rectifiers);

−	Tailings thickening and filtering circuit (vertical plate airblow, horizontal pressure filters, driers, screens, overland conveyor, radial stacker, grasshoppers);

−	Cyanide destruction (DETOX) circuit

−	Process plant office and three auxiliary electrical rooms;

−	Process plant laboratory (incl. fusion/fire assay, chemical analysis, metallurgy);

−	Standby generators & system;

−	Process water storage tank;

−	Main electrical room and main substation;

−	Plant maintenance shop;

−	Filter maintenance shop;

−	Reagents storage area;

−	Complete camp facilities (incl. living quarters, laundry, kitchen and cafeteria, gym, storage building, food cold storage building, camp water storage tanks);

−	Main administration office;

−	Plant fuel storage area;

−	Mechanical and electrical spare parts and wear parts (liners) related to the facilities listed above excluding mobile equipment spare parts;

−	Tools related to the facilities listed above;

−	Furniture related to the facilities listed above;

−	Scrap material related to the facilities listed above;

−	Mine maintenance shop;

−	Mine office;

−	Fuel storage and dispensing at mine shop;

Technical information contained in this news release was reviewed and approved by Taj Singh, M.Eng., P.Eng., Vice President of Engineering and Project Development of the Company who is recognized as a QP under NI 43-101.

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and growth assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora which provides a solid base of operations, allowing the Company to develop two economically robust growth projects with manageable capital requirements, the Ana Paula and Caballo Blanco gold projects.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production (including production at Ana Paula and Caballo Blanco), possible capital savings and estimates of pre-production capital at Ana Paula, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.